UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 001-33858

CHINAEDU CORPORATION

(Translation of registrant’s name into English)

ChinaEdu Corporation

4th Floor-A, GeHua Building,

QinglongHutong No 1, Dongcheng District

Beijing 100007, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CHINAEDU CORPORATION

Form 6-K

CONTENTS

Entry Into Rights Agreement.

On September 17, 2013, the Board of Directors of ChinaEdu Corporation (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding ordinary share, par value $0.01 per share (the “Ordinary Shares”), of the Company. The dividend is payable on September 17, 2013 (the “Record Date”) to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share (“Unit”) of Junior Participating Preferred Stock of the Company, par value $0.01 per share (the “Preferred Stock”), at a price of $20.00 per Unit (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement, dated as of September 17, 2013 (the “Rights Agreement”), between the Company and The Bank of New York Mellon as Rights Agent (the “Rights Agent”). The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is attached hereto as an exhibit and is incorporated herein by reference.

Distribution Date; Exercisability

One Right will automatically attach to each Ordinary Share issued between the Record Date and the earlier of the Distribution Date or the Expiration Date (as such terms are hereinafter defined). Initially, the Rights are not exercisable and are attached to and trade with all Ordinary Shares outstanding as of, and issued subsequent to, the Record Date and no separate certificates evidencing the Rights (“Right Certificates”) will be issued. The Rights will separate from the Ordinary Shares and will become exercisable upon the earlier of (i) the close of business on the tenth business day following the first date of a public announcement that a person or group of affiliated or associated persons and any other person acting in concert (collectively, an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the outstanding Ordinary Shares (or in the event a person or group that currently holds 20% or more of the Ordinary Shares acquires additional shares that would increase such person or group’s beneficial ownership by 0.5% or more of the Ordinary Shares outstanding at the time), other than as a result of repurchases of stock by the Company or, subject to the prior written approval of the special committee of the Board of Directors consisting of Samuel Yen, Min Fan and Tianwen Liu (the “Special Committee”), the grant of any equity compensation awards, or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Special Committee, so long as the Special Committee is in existence and, thereafter, the Board of Directors prior to such time as any person becomes an Acquiring Person) after the date of commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the earlier of such dates being herein referred to as the “Distribution Date”).

The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 17, 2014, unless earlier redeemed or exchanged by the Company as described below.

Flip-In

If a person or group becomes an Acquiring Person (with certain limited exceptions), each holder of a Right will thereafter have the right to receive, upon exercise, Ordinary Shares having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the existence of an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

For example, at an exercise price of $20.00 per Right, each Right not owned by an Acquiring Person following an event set forth in the preceding paragraph would entitle its holder to purchase $40.00 worth of Ordinary Shares (or other consideration, as noted above) for $20.00. Assuming a value of $5.00 per share of Common Stock at such time, the holder of each valid Right would be entitled to purchase eight Ordinary Shares for $20.00.

Flip-Over

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

Redemption

The Company may redeem all but not less than all of the then-outstanding Rights at a price of $0.001 per Right (payable in cash, Ordinary Shares or other consideration deemed appropriate by the Special Committee, so long as the Special Committee is in existence and, thereafter, the Board of Directors) by the Special Committee, so long as the Special Committee is in existence and, thereafter, the Board of Directors at any time prior to such time when a person becomes an Acquiring Person. Immediately upon the action of the Special Committee, so long as the Special Committee is in existence and, thereafter, the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

Exchange

The Company may at any time after any person first becomes an Acquiring Person owning less than 50% of the Ordinary Shares then outstanding, exchange all or part of the then-outstanding and exercisable Rights (other than Rights beneficially owned by an Acquiring Person or its associates or affiliates, or a transferee of such persons, whose Rights shall become null and void) for Ordinary Shares (or shares of Junior Preferred Stock) at an exchange ratio of one Ordinary Share (or one-hundredth of a share of Junior Preferred Stock) per Right (adjusted in accordance with the Rights Agreement) (such amount per Right being hereinafter referred to as the “Exchange Ratio”). The exchange of the Rights by the Special Committee, so long as the Special Committee is in existence and, thereafter, the Board of Directors may be made effective at such time, on such basis and with such conditions as the Special Committee, so long as the Special Committee is in existence and, thereafter, the Board of Directors may establish.

Amendments

The Rights Agreement may be amended by the Special Committee, so long as the Special Committee is in existence and, thereafter, the Board of Directors in its sole discretion until the time at which any person becomes an Acquiring Person. After such time, the Special Committee, so long as the Special Committee is in existence and, thereafter, the Board of Directors, may not supplement or amend the Rights Agreement in any manner that would adversely affect the interests of the holders of Rights (other than Rights that have become null and void. In addition, the Special Committee, so long as the Special Committee is in existence and, thereafter, the Board of Directors, may at any time prior to the time at which any person becomes an Acquiring Person, amend the Rights Agreement to make the provisions of the Rights Agreement inapplicable to a particular transaction by which a person might otherwise become an Acquiring Person or to otherwise alter the terms and conditions of the Rights Agreement as they may apply with respect to any such transaction.

Adjustment

The number of outstanding Rights and the number of one one-hundredth of a share of Preferred Stock issuable upon exercise of each Right are subject to adjustment under certain circumstances.

Preferred Stock

Because of the nature of the shares of Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-hundredth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one Ordinary Share.

Rights of Holders

Until a Right is exercised, the holder of a Right Certificate will not be entitled to any rights of a shareholder of the Company with respect to securities for which the Rights shall be exercisable, including, without limitation, the right to vote or to receive dividends or other distributions, and will not be entitled to receive any notice of any proceedings of the Company, except as may otherwise be provided in the Rights Agreement. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units, other securities of the Company, other consideration or for common stock of an acquiring company.

As of September 17, 2013, there were 100,000,000 authorized Ordinary Shares, of which 25,115,118 shares were issued and outstanding and no shares were held by the Company in its treasury. A total of 2,511,511 shares of Preferred Stock are reserved for issuance upon exercise of the Rights.

Certain Anti-Takeover Effects

The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Special Committee, so long as the Special Committee is in existence and, thereafter, the Board of Directors.

Further Information

A copy of the Rights Agreement is attached hereto as Exhibit 4.1. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

4.1	Rights Agreement, dated as of September 17, 2013, between ChinaEdu Corporation and The Bank of New York Mellon, as Rights Agent.

99.1	Press Release dated September 18, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 18, 2013	CHINAEDU CORPORATION

	By:	/s/ Shawn Ding
Name: Shawn Ding
Title: Chief Executive Officer